Exhibit 99.1

Momo Announces Unaudited Financial Results for the Third Quarter of 2018

BEIJING, December 5, 2018 / PRNewswire / – Momo Inc. (NASDAQ: MOMO) (“Momo” or the “Company”), a leading mobile social networking platform in China, today announced its unaudited financial results for the third quarter of 2018.

Third Quarter of 2018 Highlights

•	Net revenues increased 51% year over year to $536.0 million in the third quarter of 2018.

•	Net income attributable to Momo Inc. increased to $85.2 million in the third quarter of 2018 from $79.1 million in the same period last year.

•	Non-GAAP net income attributable to Momo Inc. (note 1) increased 22% to $114.3 million in the third quarter of 2018 from $93.8 million in the same period last year.

•	Diluted net income per American Depositary Share (“ADS”) was $0.39, compared to $0.38 in the same period last year.

•	Non-GAAP diluted net income per ADS (note 1) was $0.53, compared to $0.45 in the same period last year.

•	Monthly Active Users (“MAU”) on Momo application were 110.5 million in September 2018, compared to 94.4 million in September 2017.

•

Total paying users of our live video service and value-added service, without double counting the overlap, including 3.6 million paying users of Tantan Limited (“Tantan”), were 12.5 million for the third quarter of 2018, compared to 7.3 million for the third quarter of 2017.

First Nine Months of 2018 Highlights

•	Net revenues increased 57% year over year to $1,465.4 million for the first nine months of 2018.

•	Net income attributable to Momo Inc. was $332.8 million for the first nine months of 2018, compared with $221.1 million during the same period of 2017.

•	Non-GAAP net income attributable to Momo Inc. (note 1) was $396.7 million for the first nine months of 2018, compared with $258.2 million during the same period of 2017.

•	Diluted net income per ADS was $1.57 for the first nine months of 2018, compared with $1.07 during the same period of 2017.

•	Non-GAAP diluted income per ADS (note 1) was $1.87 for the first nine months of 2018, compared with $1.24 during the same period of 2017.

“I am pleased that we delivered solid operational and financial results for the quarter.” Commented Yan Tang, Chairman and CEO of Momo. “At the same time we continued to push forward on product and operational fronts, in order to build up longer term growth drivers as we start to look beyond 2018 into next year.”

Third Quarter of 2018 Financial Results

Net revenues

Total net revenues were $536.0 million in the third quarter of 2018, an increase of 51% from $354.5 million in the third quarter of 2017.

Live video service revenues were $406.9 million in the third quarter of 2018, an increase of 34% from $302.6 million during the same period of 2017. The growth in live video revenues was contributed by the increase in the quarterly paying users, as well as the increase in the average revenues per paying user per quarter.

Value-added service revenues mainly include membership subscription revenues and virtual gift revenues. The total value-added service revenues were $84.2 million in the third quarter of 2018, an increase of 221% from $26.3 million during the same period of 2017. The year over year increase was primarily attributable to the continuous growth of the virtual gift business on the Momo application and to a lesser extent, the consolidation of Tantan’s membership subscription revenues for the whole third quarter of 2018. The growth of the virtual gift business was driven by more paying use cases introduced to enhance the social experience for Momo users.

Mobile marketing revenues were $17.2 million in the third quarter of 2018, a decrease of 1% from $17.4 million during the same period of 2017.

Mobile games revenues were $4.1 million in the third quarter of 2018, a decrease of 49% from $8.0 million in the third quarter of 2017. The decrease in game revenues was mainly due to the decrease in quarterly paying users.

Revenues from other services in the third quarter of 2018 mainly consisted of revenues from Phanta City, a TV variety show co-produced by the Company.

Cost and expenses

Cost and expenses were $442.1 million in the third quarter of 2018, an increase of 66% from $266.3 million in the third quarter of 2017. The increase was primarily attributable to: (a) an increase in revenue sharing with the broadcasters related to our live video service and virtual gift recipients; (b) the produced contents in connection with Phanta City; (c) an increase in personnel related costs including share-based compensation expenses as a result of the Company’s rapidly expanding talent pool; (d) an increase in marketing and promotional expenses to enhance our brand awareness and attract users; and (e) an increase in amortization expenses related to the intangible assets from acquisitions.

Non-GAAP cost and expenses (note 1) were $411.7 million in the third quarter of 2018, an increase of 64% from $251.7 million during the same period last year.

Income from operations

Income from operations was $94.6 million in the third quarter of 2018, compared to $89.0 million during the same period last year.

Non-GAAP income from operations (note 1) was $125.1 million in the third quarter of 2018, compared to $103.7 million during the same period last year.

Income tax expenses

Income tax expenses were $21.6 million in the third quarter of 2018, increased from $17.2 million in the third quarter of 2017. The increase was mainly because we generated higher profit in the third quarter of 2018.

Net income attributable to Momo Inc.

Net income attributable to Momo Inc. was $85.2 million in the third quarter of 2018, compared to $79.1 million during the same period last year.

Non-GAAP net income (note 1) attributable to Momo Inc. was $114.3 million in the third quarter of 2018, compared to $93.8 million during the same period last year.

Net income per ADS

Diluted net income per ADS was $0.39 in the third quarter of 2018, compared to $0.38 in the third quarter of 2017.

Non-GAAP diluted net income per ADS (note 1) was $0.53 in the third quarter of 2018, compared to $0.45 in the third quarter of 2017.

Cash and cash flow

As of September 30, 2018, Momo’s cash, cash equivalents, term deposits, restricted cash and short-term investment totaled $1,493.6 million, compared to $1,061.2 million as of December 31, 2017. Net cash provided by operating activities in the third quarter of 2018 was $50.9 million, compared to $104.6 million for the same quarter of 2017. The decrease in the operating cash flow for the quarter was primarily because revenues from the TV show Phanta City still sit as accounts receivable on the balance sheet while related costs have largely been paid.

First Nine Months of 2018 Financial Results

Net revenues for the first nine months of 2018 were $1,465.4 million, an increase of 57% from $931.9 million in the same period of 2017, primarily driven by the significant increase in net revenues from live video service and value-added service.

Net income attributable to Momo Inc. was $332.8 million in the first nine months of 2018, compared to $221.1 million during the same period of 2017.

Non-GAAP net income attributable to Momo Inc. (note 1) was $396.7 million in the first nine months of 2018, compared to $258.2 million during the same period of 2017.

Diluted net income per ADS was $1.57 during the first nine months of 2018, compared to $1.07 in the same period of 2017.

Non-GAAP diluted net income per ADS (note 1) was $1.87 during the first nine months of 2018, compared to $1.24 in the same period of 2017.

Net cash provided by operating activities was $336.5 million during the first nine months of 2018, compared to $308.0 million in the same period of 2017.

Recent Development - changes to the Board of Directors

The Company also announced several changes to its board of directors (the “Board”). Mr. Yongming Wu, a director and founding partner of Vision Plus Capital and a co-founder of Alibaba Group, has been appointed to be a director of Momo’s Board, effective on December 3, 2018. Mr. Wu founded Vision Plus Capital in 2015 and has led several key business segments of Alibaba Group. In addition, Mr. Neil Nanpeng Shen resigned from the Board on December 1, 2018, effective immediately. The resignation of Mr. Neil Nanpeng Shen was not due to any disagreement with the Company regarding its business, finance, accounting and/or any other affairs.

Business Outlook

For the fourth quarter of 2018, the Company expects total net revenues to be between RMB3,655.0 million to RMB3,755.0 million, representing an increase of 43% to 47% year over year and an increase of 0% to 3% quarter over quarter, on a constant currency basis. Excluding the revenues from Phanta City, the Company expects the total revenues for the fourth quarter of 2018 to be between RMB3,624.0 million to RMB3,724.0 million, representing an increase of 42% to 46% year over year and an increase of 4% to 7% quarter over quarter, on a constant currency basis. The Company is not providing the business outlook in USD terms due to the recent volatility and uncertainty in foreign exchange rate. These estimates reflect the Company’s current and preliminary view, which is subject to change.

Note 1: Non-GAAP measures

To supplement our consolidated financial statements presented in accordance with U.S. generally accepted accounting principles (“GAAP”), we use various non-GAAP financial measures that are adjusted from the most comparable GAAP results to exclude share-based compensation and amortization of intangible assets from acquisitions, and provision for income tax related to the amortization of intangible assets.

Reconciliations of our non-GAAP financial measures to our U.S. GAAP financial measures are shown in tables at the end of this earnings release, which provide more details about the non-GAAP financial measures.

Our non-GAAP financial information is provided as additional information to help investors compare business trends among different reporting periods on a consistent basis and to enhance investors’ overall understanding of the historical and current financial performance of our continuing operations and our prospects for the future. Our non-GAAP financial information should be considered in addition to results prepared in accordance with GAAP, but should not be considered a substitute for or superior to the GAAP results. In addition, our calculation of the non-GAAP financial measures may be different from the calculation used by other companies, and therefore comparability may be limited.

Our non-GAAP information (including non-GAAP cost and operating expenses, income from operations, net income attributable to Momo Inc., and diluted earnings per ADS) is adjusted from the most comparable GAAP results to exclude share-based compensation, amortization of intangible assets from acquisitions, and provision for income tax related to the amortization of intangible assets. A limitation of using these non-GAAP financial measures is that share-based compensation, amortization of intangible assets from acquisitions and provision for income tax related to the amortization of intangible assets charge has been and will continue to be for the foreseeable future a significant recurring expense in our results of operations. We compensate for these limitations by providing reconciliations of our non-GAAP measures to our U.S. GAAP measures. Please see the reconciliation tables at the end of this earnings release.

Conference Call

Momo’s management will host an earnings conference call on Thursday, December 6, 2018 at 8:00 a.m. U.S. Eastern Time (9:00 p.m. Beijing / Hong Kong Time on December 6, 2018).

Dial-in details for the earnings conference call are as follows:

International: +65-6713-5090

U.S. Toll Free: +1-866-519-4004

Hong Kong Toll Free: 800-906601

Mainland China: 4006-208038

Passcode: Momo

Please dial in 15 minutes before the call is scheduled to begin.

A telephone replay of the call will be available after the conclusion of the conference call through 8:00 a.m. U.S. Eastern Time, December 14, 2018. The dial-in details for the replay are as follows:

International: +61-2-8199-0299

U.S. Toll Free: +1-855-452-5696

Passcode: 3986625

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of Momo’s website at http://ir.immomo.com.

About Momo

Momo is a leading mobile social networking platform in China. Momo connects people in a personal and lively way through a revolutionary mobile-based social networking platform. With powerful and precise location-based features, Momo enables users to connect with each other and expand relationships from online to offline. Momo’s platform includes the Momo mobile application and a variety of related features, functionalities, tools and services that it provides to users, customers and platform partners. Leveraging its social interest graph engine and analysis of user behavior data, Momo is able to provide users a customized experience based on their social preferences and needs. Momo users can maintain and strengthen their relationships through private and group communication tools, content creation and sharing functions, as well as the offline social activities promoted on Momo’s platform. Momo users are also able to enjoy live video on our platform. In addition, in May 2018, Momo completed its acquisition of Tantan, a leading social and dating app for the younger generation. Tantan, whose primary users consist of young Chinese singles, is designed to help its users find and establish romantic connections, as well as meet interesting people.

For investor and media inquiries, please contact:

Momo Inc.

Investor Relations

Phone: +86-10-5731-0538

Email: ir@immomo.com

Christensen

In China

Mr. Christian Arnell

Phone: +86-10- 5900-1548

E-mail: carnell@christensenir.com

In US

Ms. Linda Bergkamp

Phone: +1-480-614-3004

Email: lbergkamp@christensenir.com

Safe Harbor Statement

This news release contains “forward-looking” statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the Private Securities Litigation Reform Act of 1995. These forward-looking statements include but are not limited to our management quotes and our financial outlook for the fourth quarter of 2018.

Our forward-looking statements are not historical facts but instead represent only our belief regarding expected results and events, many of which, by their nature, are inherently uncertain and outside of our control. Our actual results and other circumstances may differ, possibly materially, from the anticipated results and events indicated in these forward-looking statements. Announced results for the third quarter of 2018 are preliminary, unaudited and subject to audit adjustment. In addition, we may not meet our financial outlook for the fourth quarter of 2018 and may be unable to grow our business in the manner planned. We may also modify our strategy for growth. In addition, there are other risks and uncertainties that could cause our actual results to differ from what we currently anticipate, including those relating to our ability to retain and grow our user base, our ability to attract and retain sufficiently trained professionals to support our operations, and our ability to anticipate and develop new services and enhance existing services to meet the demand of our users or customers. For additional information on these and other important factors that could adversely affect our business, financial condition, results of operations, and prospects, please see our filings with the U.S. Securities and Exchange Commission.

All information provided in this press release and in the attachments is as of the date of the press release. We undertake no obligation to update any forward-looking statement, whether as a result of new information, future events or otherwise, after the date of this release, except as required by law. Such information speaks only as of the date of this release.

Momo Inc.

Unaudited Condensed Consolidated Statement of Operations

(US dollars in thousands, except per share data)

	Three months		First nine months
	ended September 30		ended September 30
	2017	2018	2017	2018
Net revenues:
Live video service	302,603	406,905	774,597	1,189,378
Value-added service	26,256	84,216	73,759	176,428
Mobile marketing	17,441	17,241	54,348	58,214
Mobile games	8,024	4,097	28,728	16,198
Other services	129	23,511	483	25,151

Total net revenues	354,453	535,970	931,915	1,465,369
Cost and expenses:
Cost of revenues	(177,967)	(298,527)	(449,079)	(777,871)
Research and development	(13,855)	(36,097)	(32,731)	(78,699)
Sales and marketing	(57,734)	(82,809)	(160,815)	(181,704)
General and administrative	(16,792)	(24,713)	(44,870)	(61,947)

Total cost and expenses	(266,348)	(442,146)	(687,495)	(1,100,221)
Other operating income	897	779	9,371	17,558

Income from operations	89,002	94,603	253,791	382,706
Interest income	6,029	12,155	14,409	27,934
Interest expense	—	(3,588)	—	(5,538)
Impairment loss on long-term investments	—	—	(4,386)	—

Income before income tax and share of income on equity method investments	95,031	103,170	263,814	405,102
Income tax expenses	(17,218)	(21,567)	(46,933)	(79,615)

Income before share of income on equity method investments	77,813	81,603	216,881	325,487
Share of income on equity method investments	1,166	2,428	3,863	5,399

Net income	78,979	84,031	220,744	330,886

Less: net loss attributable to non-controlling interest	(110)	(1,125)	(315)	(1,933)

Net income attributable to Momo Inc.	79,089	85,156	221,059	332,819

Net income per share attributable to ordinary shareholders
Basic	0.20	0.21	0.56	0.82

Diluted	0.19	0.20 *	0.53	0.78 *
Weighted average shares used in calculating net income per ordinary share
Basic	395,926,878	409,378,536	393,469,398	404,744,362
Diluted	417,066,439	445,871,236	414,884,571	428,148,904

*	Net income attributable to Momo is adjusted for interest expense of Convertible Senior Notes for calculation of dilutive EPS.

Momo Inc.

Unaudited Condensed Consolidated Statement of Comprehensive Income

(US dollars in thousands, except per share data)

	Three months		First nine months
	ended September 30		ended September 30
	2017	2018	2017	2018
Net income	78,979	84,031	220,744	330,886
Other comprehensive income (loss), net of tax of nil
Foreign currency translation adjustment	9,021	(36,753)	17,964	(60,755)

Comprehensive income	88,000	47,278	238,708	270,131
Less: comprehensive loss attributed to the non-controlling interest	(115)	(1,192)	(322)	(2,017)

Comprehensive income attributable to Momo Inc. shareholders	88,115	48,470	239,030	272,148

Momo Inc.

Unaudited Condensed Consolidated Balance Sheets

( US dollars in thousands)

	December 31 2017	September 30 2018
Assets
Current assets
Cash and cash equivalents	685,827	285,195
Term deposits	373,794	1,182,454
Restricted cash	—	9,208
Short-term investment	1,614	16,744
Accounts receivable, net of allowance for doubtful accounts of $90 and $nil as of December 31, 2017 and September 30, 2018, respectively	39,597	92,404
Prepaid expenses and other current assets	82,717	91,892
Amount due from related parties	5,143	8

Total current assets	1,188,692	1,677,905
Property and equipment, net	39,762	48,776
Intangible assets	7,462	156,549
Rental deposits	2,651	2,931
Long term investments	44,337	67,326
Deferred tax assets, non-current	7,197	2,608
Other non-current assets	8,495	10,898
Goodwill	3,401	626,406

Total assets	1,301,997	2,593,399

Liabilities and equity
Current liabilities
Accounts payable	74,535	104,836
Deferred revenue	64,865	62,525
Accrued expenses and other current liabilities	87,809	89,732
Amount due to related parties	5,804	8,380
Income tax payable	27,033	12,645
Deferred consideration in connection with business acquisitions	—	74,131

Total current liabilities	260,046	352,249
Deferred tax liabilities, non-current	1,866	39,137
Share-based compensation liability	—	4,323
Convertible Senior Notes	—	708,771
Other non-current liabilities	2,305	3,807

Total liabilities	264,217	1,108,287
Shareholder’s equity (Note a)	1,037,780	1,485,112

Total liabilities and shareholder’s equity	1,301,997	2,593,399

Note a: As of September 30, 2018, the number of ordinary shares issued and outstanding was 413,200,744.

Momo Inc.

Unaudited Condensed Consolidated Statement of Cash Flows

(US dollars in thousands)

	Three months		First nine months
	ended September 30		ended September 30
	2017	2018	2017	2018
Cash flows from operating activities:
Net income	78,979	84,031	220,744	330,886
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation of property and equipment	3,220	5,773	7,805	16,232
Amortization of intangible assets	269	5,720	452	8,007
Share-based compensation	14,664	24,974	37,171	58,367
Share of income on equity method investment	(1,166)	(2,428)	(3,863)	(5,399)
Impairment loss on long-term investments	—	—	4,386	—
Income on disposal of property and equipment	—	(182)	(2)	(182)
Provision of allowance for doubtful accounts	—	—	85	(92)
Changes in operating assets and liabilities:
Accounts receivable	6,605	(61,716)	6,287	(51,595)
Prepaid expenses and other current assets	(10,429)	(26,885)	(23,045)	(14,363)
Amount due from related parties	(506)	1,966	(1,019)	5,102
Rental deposits	(27)	(85)	(1,467)	44
Deferred tax assets	—	50	73	4,535
Other non-current assets	(1,046)	(980)	(1,827)	(6,976)
Accounts payable	14,339	23,363	25,960	38,089
Income tax payable	800	(726)	8,843	(15,365)
Deferred revenue	1,966	4,790	3,299	(4,532)
Accrued expenses and other current liabilities	(5,574)	(7,692)	19,702	(28,312)
Amount due to related parties	2,638	2,536	3,846	2,602
Deferred tax liability	(47)	(1,430)	(93)	(2,001)
Other non-current liabilities	(109)	(182)	684	1,501

Net cash provided by operating activities	104,576	50,897	308,021	336,548
Cash flows from investing activities:
Purchase of property and equipment	(7,937)	(10,491)	(19,281)	(24,673)
Payment for acquired intangible assets	(228)	—	(2,993)	—
Proceeds from disposal of property and equipment	1	323	8	324
Payment for long term investments	(1,350)	(1,176)	(4,979)	(9,666)
Prepayment of long term investments	—	—	—	(7,398)
Payment for business acquisition	—	—	—	(514,919)
Purchase of term deposits	(127,781)	(1,089,995)	(519,749)	(2,279,078)
Cash received on maturity of term deposits	99,984	308,569	484,093	1,442,514
Payment for short term investments	(855)	(52,045)	(855)	(52,045)
Cash received from sales of short term investment	—	35,148	—	36,801

Net cash used in investing activities	(38,166)	(809,667)	(63,756)	(1,408,140)
Cash flows from financing activities:
Proceeds from exercise of options	51	414	461	807
Deferred payment of purchase of property and equipment	(13)	—	(217)	(1,322)
Capital contribution from non-controlling interest shareholder	73	—	73	—
Proceeds from bank loan	—	—	—	300,000
Repayment of bank loan	—	(300,000)	—	(300,000)
Proceeds from issuance of Convertible Senior Notes, net of issuance cost of $16,703	—	708,297	—	708,297

Net cash provided by financing activities	111	408,711	317	707,782
Effect of exchange rate changes	7,110	(18,932)	14,573	(27,614)

Net increase (decrease) in cash, cash equivalent and restricted cash	73,631	(368,991)	259,155	(391,424)
Cash, cash equivalent and restricted cash at beginning of period	443,088	663,394	257,564	685,827

Cash, cash equivalent and restricted cash at end of period	516,719	294,403	516,719	294,403

Momo Inc.

Reconciliation of Non-GAAP financial measures to comparable GAAP measures

(US dollars in thousands, except per share data)

1.	Reconciliation of Non-GAAP cost and operating expenses, income from operations, and net income to comparable GAAP measures.

	Three months			Three months
	ended September 30, 2017			ended September 30, 2018
	GAAP	Share-based compensation	Non-GAAP	GAAP	Amortization of intangible assets from acquisitions		Share-based compensation	Non-GAAP
Cost of revenues	(177,967)	632	(177,335)	(298,527)	2,672		864	(294,991)
Research and development	(13,855)	2,751	(11,104)	(36,097)	339		6,747	(29,011)
Sales and marketing	(57,734)	3,492	(54,242)	(82,809)	2,499		6,430	(73,880)
General and administrative	(16,792)	7,789	(9,003)	(24,713)	—		10,933	(13,780)

Cost and operating expenses	(266,348)	14,664	(251,684)	(442,146)	5,510		24,974	(411,662)
Income from operations	89,002	14,664	103,666	94,603	5,510		24,974	125,087
Net income attributable to Momo Inc.	79,089	14,664	93,753	85,156	4,133	(a)	24,974	114,263

	First nine months			First nine months
	ended September 30, 2017			ended September 30, 2018
	GAAP	Share-based compensation	Non-GAAP	GAAP	Amortization of intangible assets from acquisitions		Share-based compensation	Non-GAAP
Cost of revenues	(449,079)	1,385	(447,694)	(777,871)	3,563		2,478	(771,830)
Research and development	(32,731)	6,218	(26,513)	(78,699)	452		16,097	(62,150)
Sales and marketing	(160,815)	8,601	(152,214)	(181,704)	3,332		15,136	(163,236)
General and administrative	(44,870)	20,967	(23,903)	(61,947)	—		24,656	(37,291)

Cost and operating expenses	(687,495)	37,171	(650,324)	(1,100,221)	7,347		58,367	(1,034,507)
Income from operations	253,791	37,171	290,962	382,706	7,347		58,367	448,420
Net income attributable to Momo Inc.	221,059	37,171	258,230	332,819	5,511	(b)	58,367	396,697

Notes:

(a)	Adjustments to exclude the provision for income tax related to amortization of intangible assets from acquisitions of $1,377 from the unaudited condensed consolidated statements.
(b)	Adjustments to exclude the provision for income tax related to amortization of intangible assets from acquisitions of $1,836 from the unaudited condensed consolidated statements.